Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

BIG CAT ENERGY CORPORATION
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

089084107
(CUSIP Number)

Raymond Murphy
121 W. Merino St
PO Box 500
Upton, WY 82730
(307) 468-9369
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2006, April 27, 2007, April 27, 2008, December 31, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089084107
(1) Names of reporting persons Raymond Murphy
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions) PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 3,600,000
(8) Shared voting power 0
(9) Sole dispositive power 3,600,000
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 3,600,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11) 8.11%
(14) Type of reporting person (see instructions) IN

Page 2 of  5 Pages

Item 1. Security and Issuer. Common Stock, par value $.0001, Big Cat Energy Corporation, 121 W. Merino St., Upton, WY 82730

Item 2. Identity and Background.

(a) Name:   Raymond Murphy

(b) Residence or business address: 121 W. Merino St, Upton, WY 82730

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chief Operating Officer, Big Cat Energy Corporation, 121 W. Merino St., Upton, WY 82730

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:  None

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:  None

(f) Citizenship.   USA

Item 3. Source and Amount of Funds or Other Consideration:  Personal Funds

Item 4. Purpose of Transaction. Exchange of assets for securities of issuer, March 6, 2006;   grant of options to reporting person April 27, 2007 (presently exercisable); grant of options to reporting person on April 27, 2008 (presently exercisable);  grant of options to reporting person December 31, 2008 (not yet exercisable within 60 days).

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:  None

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:  None

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries:  None, However the reporting person is the secured party under a security agreement granting him a security interest in the patents, intellectual property and inventory of the issuer.  See Item 7.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:  There are currently two vacancies on the board of the issuer, however there is no pending proposal or plan to fill those vacancies.

(e) Any material change in the present capitalization or dividend policy of the issuer:   None

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:  None

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:   The bylaws of the issuer were amended in July, 2009 to allow only the Board, the Chair of the Board and the President of the issuer to call a special meeting of the shareholders.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:  None

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act:   None

(j) Any action similar to any of those enumerated above.   None

Item 5. Interest in Securities of the Issuer.

(a) 3,000,000 shares,  12.79% at March 6, 2006;

3,100,000 shares at April 27, 2007, 10.46%, including options to acquire 100,000 shares;

3,350,000 shares at April 27, 2008,  10.15%, including options to acquire 350,000 shares;

3,600,000 shares at April 27, 2009,  8.11%, including options to acquire 600,000 shares.

 (b) 3,600,000 shares sole voting and dispositive power (including presently exercisable options to purchase 600,000 common shares but excluding 300,000 options granted December 31, 2008, not yet exercisable)

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d–101), whichever is less, by the persons named in response to paragraph (a).   None

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The reporting person is still the beneficial owner of more than 5% of the class of securities of the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.   None

Item 7. Material to be Filed as Exhibits. Security Agreement effective July 27, 2009 between the issuer, the reporting person and others.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2009

Signature: RAYMOND MURHPY
Name/Title   Raymond Murphy

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT:   SECURITY AGREEMENT EFFECTIVE JULY 27, 2009

SECURITY AGREEMENT

THIS SECURITY AGREEMENT is made effective as of  July 27,  2009, by and between Big Cat Energy Corporation, a Nevada corporation (the “Company” or “Big Cat”), and Timothy Barritt, Raymond Murphy and Richard G. Stifel (individually and/or collectively the “Secured Party”).

RECITALS:

A.           Secured Party and Big Cat have agreed to a deferred salary agreement of even date (the “Salary Deferral Agreement”) pursuant to which Secured Party has agreed to make certain salary deferrals to the Company.

B.           It is a condition precedent to Secured Party’s acceptance of the Salary Deferral Agreement that Big Cat shall simultaneously have entered into this Security Agreement (“Agreement”) granting Secured Party a continuing security interest in the collateral described in this Agreement.

Now, Therefore, in consideration of the covenants and conditions herein contained, the parties agree as follows:

SECTION 1.     DEFINITIONS.

As used herein, the following terms shall have the meanings set forth below:

“Collateral” shall mean an assignment and security interest granted to Secured Party covering all of the Patents, trademarks and intellectual property of the Company relating to the ARID system and technology (such patents/trademarks/intellectual may be more specifically described on Exhibit A attached hereto and incorporated herein by reference) and Collateral shall also mean the ARID tool inventory held by the Company.

“Lien or Encumbrance” and “Liens and Encumbrances” mean, respectively, each and all of the following: (i) any lease or other right to use; (ii) any assignment as security, conditional sale or other title retention agreement or arrangement, grant in trust, lien (statutory or other), mortgage, deed of trust, pledge, security interest, hypothecation, preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever and any other interest or right securing the payment of money or the performance of any other liability or obligation, whether voluntarily or involuntarily created and whether arising by agreement, document, or instrument, under any law, ordinance, regulation, or rule (federal, state, or local), or otherwise; (iii) any option, right of first refusal, other right to acquire, or other interest or right, and (iv) any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the UCC or comparable law of any jurisdiction to evidence any of the foregoing.

 “Obligations” means any and all unpaid salaries, accrued and/or deferred salaries, indebtedness, liabilities and/or obligations of Big Cat to Secured Party relating to or arising under the Salary Deferral Agreement, and any and all extensions and renewals thereof in whole or in part, and or any supplement hereto or thereto, whether now existing or hereafter arising, whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, secured or unsecured, original, renewed or extended, and whether arising directly or acquired from others (including, without limitation, participations or interests in such obligations to others) and including, without limitation, Secured Party’s  interest, and attorneys fees and costs chargeable to Big Cat in connection with all of the foregoing.

“UCC” means the Uniform Commercial Code in effect in the state or jurisdiction where any applicable portion of the Collateral is located, as the same may be amended and modified from time to time.

SECTION 2.	GRANT OF SECURITY INTEREST.

For value received, and as security for the prompt performance, observance and payment in full of all Obligations, Big Cat hereby assigns to Secured Party the right to collect and hold payment of all proceeds received by the Company in the future from any commercial use of the Collateral not to exceed the total amounts owing under the Salary Deferral Agreement, and also hereby grants to Secured Party, a continuing security interest in, lien upon and right of setoff against the Collateral.

SECTION 3.	BIG CAT’S REPRESENTATIONS, WARRANTIES AND GENERAL COVENANTS.

3.1         Big Cat represents, warrants and agrees as follows (which shall survive the execution and delivery of this Agreement and the truth and accuracy of which, and compliance with, being a  condition of the Secured Party’s continuing service as a director, officer and/or employee of Big Cat,  pursuant to the Salary Deferral Agreement):

  (a)       Big Cat is and shall be, with respect to the Collateral, the owner of such Collateral free from any Lien or Encumbrance except those granted herein, in Secured Party’s favor.  Big Cat will defend its title to the Collateral against the claims of all persons. There are no Form UCC-1 financing statements now filed or recorded covering any of the Collateral or in which Big Cat is named or has signed as debtor as to the Collateral, except financing statements related to this Agreement.

  (b)       Big Cat will not directly or indirectly sell, lease, transfer, abandon or otherwise dispose of all or any substantial portion of Big Cat’s property or assets, without prior written notice to Secured Party.  Provided, however that Big Cat may sell or lease items of its its inventory of the ARID tool for adequate consideration in the ordinary course of business and all sales of such inventory when fully paid shall be free and clear of the liens and encumbrances created hereunder.

  (c)       Big Cat shall promptly notify Secured Party in writing of the details of any loss, damage, investigation, action, suit, proceeding or claim relating to the Collateral or which would result in any material adverse change in Big Cat’s business, properties, assets, goodwill or condition, financial or otherwise.

  (d)       At Secured Party’s option, upon the occurrence of an Event of Default hereunder, Secured Party shall apply any insurance monies received at any time to the cost of repairs to or replacement for the Collateral and/or to payment of any of the Obligations, whether or not due, in any order and in such manner as Secured Party, in Secured Party’s sole discretion, may determine.

  (e)       Big Cat shall not waste or destroy the Collateral or any part thereof or any document or record evidencing the same.  In addition, Big Cat shall not misuse, cancel or in any way use or dispose of any of the Collateral unlawfully or contrary to the provisions of this Agreement.

  (f)        Big Cat shall, at Big Cat’s own expense, protect the Collateral and maintain it at all times for the benefit of Secured Party.  Big Cat shall use the Collateral for lawful purposes only and in conformity with applicable laws, ordinances and regulations.

  (g)       The Collateral is and shall be used in Big Cat’s business and not for personal, family, or household use.

  (h)       The security interest granted in the Collateral is in good faith believed to be (i) legal, valid, binding, and enforceable, (ii) once filed, a perfected security interest in the Collateral, and (iii) a first priority security interest.

3.2         Except as otherwise provided in this Agreement, Big Cat will not permit the Collateral to be removed from Big Cat’s possession, will not permit the Collateral to be attached or other process to be levied thereon nor create nor permit to be created any lien or encumbrance or adverse claim of any character whatsoever in Collateral, whether justified or unjustified, and will not sell, transfer, assign or attempt to assign Big Cat’s right, title or interest in the Collateral or this Agreement in contravention of the security interests granted herewith.

3.3         Big Cat shall duly execute and deliver, or shall cause to be duly executed and delivered, such further agreements, instruments and documents, including, without limitation, additional security agreements, collateral assignments, Form UCC-1 financing statements or amendments or continuations thereof, consents to the exercise by Secured Party of all Secured Party’s rights and remedies hereunder, under any supplement hereto or applicable law with respect to the Collateral, and do or cause to be done such further acts as may be necessary or proper in Secured Party’s opinion to evidence, perfect, maintain and enforce Secured Party’s security interest and the priority thereof in the Collateral and to otherwise effectuate the provisions or purposes of this Agreement or any supplement hereto. Where authorized by law, Big Cat hereby authorizes Secured Party to execute and file one or more Form UCC-1 financing statements signed only by Secured Party.  Big Cat hereby authorizes Secured Party, upon the occurrence of an Event of Default hereunder, at Secured Party’s option to send written notice to any and all customers of Big Cat or other parties who may be obligated to pay Big Cat any consideration for the commercial use of the ARID system, technology or inventory or other Collateral, to advise such parties that Secured Party claims a security interest in such proceeds .

3.4         Big Cat assumes all responsibility and liability arising from or relating to Big Cat’ use, sale or other disposition of the Collateral.

SECTION 4.     SECURED PARTY’S RIGHT TO PROTECT COLLATERAL.

Secured Party may, in the Event of Default by Big Cat, pay taxes, assessments, liens, fees, charges or encumbrances, or spend any amounts necessary to maintain the Collateral in Big Cat’s exclusive possession and in good condition and repair, and all amounts expended by Secured Party shall, with interest thereon at the Default Interest Rate, constitute an Obligation of Big Cat to Secured Party secured by the Collateral and by the terms of this Agreement and shall be immediately due and payable, but no such act or expenditure by Secured Party shall relieve Big Cat from the consequences of such default.

SECTION 5.     EVENTS OF DEFAULT.

Any one of the following shall constitute an “Event of Default”:

  (a)       Big Cat fails to pay any monetary amount, including any or all salary or deferred salary of Secured Party, when due, and fails to cure such default within ten (10) days after written notice from Secured Party.

  (b)       Big Cat fails to perform an obligation not involving the payment of money, or to comply with any other term or condition applicable to Big Cat under this

Agreement or the Salary Deferral Agreement, and fails to cure such default within thirty (30) days after written notice from Secured Party.

  (c)      Big Cat (i) fails to pay when due any monetary obligation, whether such obligation be direct or contingent, to any person in excess of Twenty Five Thousand and No/100 Dollars ($25,000), (ii) makes a general assignment for the benefit of creditors, or (iii) applies for, consents to, or acquiesces in, the appointment of a trustee, receiver, or other custodian for Big Cat or the property of Big Cat or any part thereof, or in the absence of such application, consent, or acquiescence, a trustee, receiver, or other custodian is appointed for Big Cat or the property of Big Cat or any part thereof.

  (d)      Commencement of any case under the Bankruptcy Code, Title 11 of the United States Code, or commencement of any other bankruptcy arrangement, reorganization, receivership, custodianship, or similar proceeding under any federal, state, or foreign law by or against any of the Big Cat.

  (e)       All or any part of the Collateral is attached, levied upon, or otherwise seized by legal process, and such attachment, levy, or seizure is not quashed, stayed, or released within twenty (20) days of the date thereof.

  (f)       The occurrence of any Event of Default under the Salary Deferral Agreement or this Agreement.

  (g)      Big Cat abandons any material portion of the Collateral; or

  (h)      Any material portion of the Collateral is lost, stolen, suffers substantial damage or destruction, or declines materially in value.

SECTION 6.     RIGHTS AND REMEDIES.

6.1         Upon the happening of any Event of Default, and after any applicable cure period, Secured Party shall have (in addition to any other rights Secured Party may have under this Agreement, any supplement hereto or otherwise) the rights, options, duties and remedies of a secured party, and Big Cat shall have the rights and duties of a debtor, under the UCC; and without limitation thereto, Secured Party shall have the following specific rights:

  (a)       To declare any or all of the Obligations to be immediately due and payable, whereupon such Obligations shall be immediately due and payable;

  (b)      As a matter of right and without notice to Big Cat or anyone claiming under Big Cat, Secured Party shall be entitled to orders of replevin by a court of any or all Collateral from time to time;

  (e)       At its option, Secured Party may send written notice to any and all customers of Big Cat or other parties who may be obligated to pay Big Cat any consideration for the commercial use of the Patents, to advise such parties that Secured Party claims a security interest in such proceeds and demand that they pay any such amounts owing Big Cat directly to Secured Party.

  (f)       At its sole option, to take possession of and/or retain the Collateral in satisfaction of the obligations secured hereunder by sending written notice of such election to Big Cat; but, unless such written notice is sent by Secured Party as aforesaid, possession or retention of said Collateral shall not be in satisfaction of any obligation hereunder;

  (g)       To apply the proceeds realized from disposition of the Collateral according to law;

  (h)       To exercise any and all other rights and remedies of a secured party.

6.2         The enumeration of the foregoing rights and remedies is not intended to be exclusive, and such rights and remedies are in addition to and not by way of limitation of any other rights or remedies Secured Party may have under the UCC or other applicable law. Secured Party shall have the right, in Secured Party’s sole discretion, to determine which rights and remedies, and in which order any of the same, are to be exercised, and in which order, and the exercise of any right or remedy shall not preclude the exercise of any others, all of which shall be cumulative.

6.5         No act, failure or delay by Secured Party shall constitute a waiver of any of Secured Party’s rights and remedies. No single or partial waiver by Secured Party of any provision of this Agreement or any supplement hereto, or breach or default thereunder, or of any right or remedy which Secured Party may have shall operate as a waiver of any other provision, breach, default, right or remedy or of the same provision, breach, default, right or remedy on a future occasion.

6.6         Big Cat waives presentment, notice of dishonor, protest and notice of protest of all instruments included in or evidencing any of the Obligations or the Collateral and any and all notices or demands whatsoever (except as expressly provided herein). Secured Party may in its discretion, proceed directly against Big Cat to enforce payment of the Obligations and shall not be required to proceed solely against the Collateral.

SECTION 7.     SETOFF.

Upon the occurrence of an Event of Default, or, if in the commercially reasonable judgment of Secured Party, Secured Party deems itself insecure, any indebtedness owing from Secured Party to Big Cat may be set off and applied by Secured Party on any indebtedness or liability, secured or unsecured, of Big Cat to Secured Party at any time and from time to time, and without demand upon or notice to anyone.

SECTION 8.     APPLICATION OF PROCEEDS.

  All Collateral and all proceeds of Collateral received by Secured Party, before or after an Event of Default, will be applied by Secured Party to the Obligations, whether or not due, subject to any requirements of law. Any Collateral and any balance of such proceeds remaining after payment of the Obligations in full will be paid to Big Cat, its successors or assigns, or as the law or a court of competent jurisdiction may direct. Any proceeds of Collateral in the form of a check shall be credited against the Obligations only upon clearance or payment thereof.

SECTION 10.   LOAN DOCUMENTS.

This Agreement is subject to certain terms and provisions in the Salary Deferral Agreement, to which reference is made for a statement of such terms and provisions.

SECTION 11.   CHOICE OF LAW/SEVERABILITY.

This Agreement and all transactions hereunder shall be deemed to be consummated in the State of Wyoming and shall be governed by, and interpreted in accordance with the laws of that State. If any part or provision of this Agreement is invalid or in contravention of any applicable law or regulation, such part or provision shall be severable without affecting the validity of any other part or provision of this Agreement.

SECTION 12.   GENERAL.

12.1       Time is of the essence of this Agreement. The acceptance by Secured Party of partial payments shall not in any manner modify the terms of this Agreement, and such acceptance shall not be construed as a waiver of any subsequent defaults on Big Cat’ part nor shall it waive the "time is of the essence” provision.

12.2       Waiver of any default shall not constitute waiver of any subsequent default.

12.3      Reserved

12.4       This instrument is intended to provide a security interest to more than one Secured Party under the Salary Deferral Agreement and the obligations of Big Cat shall be joint and several as to all such Secured Parties. All words used herein shall be construed to be of such gender and number as the circumstances require and all references herein to Big Cat shall include all other persons primarily or secondarily liable.

12.5       Secured Parties or any Secured Party may file a Financing Statement with respect to this Agreement and any true and correct photographic or other reproductive copy of this Agreement may be filed or recorded as a Financing Statement.

12.6       This Agreement and all obligations of Big Cat hereunder shall be binding upon the successors and assigns of Big Cat and Secured Party, and shall, together with the rights and remedies of Big Cat and Secured Party hereunder, inure to the benefit of Big Cat and Secured Party, respectively and each party’s respective successors and assigns.

12.7    THIS AGREEMENT CONSTITUTES THE ENTIRE AGREEMENT BETWEEN THE PARTIES REGARDING THE SUBJECT MATTER HEREOF AND MAY NOT BE ALTERED OR AMENDED EXCEPT BY A WRITING SIGNED BY ALL PARTIES.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

SECURED PARTY:	BIG CAT ENERGY CORPORATION:

/s/ Timothy Barritt	By: /s/ Richard Stockdale

Timothy Barritt	Richard Stockdale

Its: Vice President

SECURED PARTY:

/s/  Raymond Murphy

Raymond Murphy

SECURED PARTY:

/s/  Richard G. Stifel

Richard G. Stifel